Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

EIGHTH AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 10th day of June, 2022, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the board of directors of the general partner of the Managing General Partner approved a three-for-two unit split of the limited partnership units of BIP (“BIP LP Units”) by way of a subdivision of the outstanding BIP LP Units (the “LP Unit Split”) to be effective on June 10, 2022 (the “Effective Date”);

AND WHEREAS, the board of directors of the general partner of the Managing General Partner also approved a subdivision of the Partnership’s Managing General Partner Units, Redemption-Exchange Units and Special General Partner Units (each an “Infrastructure Partnership Interest”) so that the proportion of each type of Infrastructure Partnership Interest outstanding to the number of BIP LP Units outstanding prior to the Effective Date remains as close as possible after giving effect to the LP Unit Split and the rounding up of fractional interests thereunder (such split to be 3.00001986831353 for every two Infrastructure Partnership Units, based on the number of BIP LP Units held by registered holders as at June 6, 2022, the record date for the LP Unit Split) (the “Infrastructure Partnership Unit Split” and, together with the LP Unit Split, the “Unit Splits”);

AND WHEREAS, it is desirable to amend the Agreement to adjust the First Distribution Threshold and the Second Distribution Threshold to reflect the Unit Splits;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 18.1.16 of the Agreement, amendments that the Managing General Partner determines in its discretion to be necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of Partnership Interests made in accordance with the provisions of the Agreement;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 1, 2019, the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 27, 2020, the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2020, the Fifth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 21, 2020, the Sixth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 21, 2021, the Seventh Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of May 24, 2021 and the Eighth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of June 10, 2022;

2.	Section 1.1.39 is hereby deleted in its entirety and replaced with the following:

“First Distribution Threshold” means $0.1218 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

3.	Section 1.1.104 is hereby deleted in its entirety and replaced with the following:

“Second Distribution Threshold” means $0.1320 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

4.	This Amendment shall be effective upon the date first written above.

5.	This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

6.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

7.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first written above.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice-President

[Eighth Amendment to BILP A&R LPA]